UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50993/January 7, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11760

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In the Matter of	:	
	:	ORDER MAKING FINDINGS
AMERICAN MULTIPLEXER CORP.,	:	AND REVOKING REGISTRATIONS
DMT ENERGY, INC.,	:	BY DEFAULT AGAINST
JTS CORP.,	:	JTS CORP. AND
and WEBVAN GROUP, INC.	:	WEBVAN GROUP, INC.

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The Securities and Exchange Commission (Commission) initiated this proceeding on December 1, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents American Multiplexer Corp. and DMT Energy, Inc., have separately consented to the entry of orders revoking their securities registrations. Respondents JTS Corp. (JTS) and Webvan Group, Inc. (Webvan), were both served with the Order Instituting Proceedings (OIP) on December 7, 2004. The Answers for JTS and Webvan were due on December 17, 2004. See 17 C.F.R. § 201.220(b); OIP at 3. To date, JTS and Webvan have not filed Answers.

On December 21, 2004, the Division of Enforcement (Division) filed Motions for Prehearing Conference, Entry of Orders of Default, and for Leave to File Motion for Summary Disposition (Motion).

JTS and Webvan are in default for failing to file Answers within the time provided. See 17 C.F.R. § 201.155(a), .220(f). Pursuant to Rule 155(a) of the Commission's Rules of Practice, 17 C.F.R. § 201.155(a), I find the following allegations in the OIP to be true as to JTS and Webvan.

JTS (CIK 941167) is a Delaware corporation, and the last known company headquarters was located in San Jose, California. The company has two classes of securities registered with the Commission under Section 12(g) of the Exchange Act. JTS is delinquent in its periodic filings, having last filed a periodic report for the period ending November 2, 1997, and it has a forfeited status with the Delaware Secretary of State. JTS reported assets of $43,922,000, liabilities of $148,679,000, and a net loss of $131,629,000 for the nine months ended November 2, 1997. On April 1, 2002, JTS filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of California. The bankruptcy proceeding was later converted to a Chapter 7 proceeding and was still pending as of October 22,

2004. JTS is quoted on the Pink Sheets, which is still technically active, though a final plan has been submitted. For the six months ended August 24, 2004, JTS had an average daily trading volume of 38,155 shares.

Webvan (CIK 1092657) is a Delaware corporation headquartered in Foster City, California. The company has a class of securities registered with the Commission under Section 12(g) of the Exchange Act. Webvan is delinquent in its periodic filings, having last filed a periodic report for the period ending March 31, 2001. Webvan reported assets of $1,287,463,000, liabilities of $136,009,000, and a net loss of $218,013 for the three months ended March 31, 2001. On July 13, 2001, Webvan filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. The bankruptcy proceeding was still pending as of October 22, 2004. Webvan is quoted on the Pink Sheets. For the six months ended August 24, 2004, Webvan had an average daily trading volume of 126,622 shares.

Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers with classes of securities registered pursuant to Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB). As a result of the foregoing, JTS and Webvan have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.

In view of the foregoing, I find that it is necessary and appropriate for the protection of investors to revoke the registrations of the securities of JTS and Webvan.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of the securities of Respondents JTS Corp. and Webvan Group, Inc., are hereby REVOKED.

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Robert G. Mahony
Administrative Law Judge